UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SANDALWOOD VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

79977R 202
(CUSIP Number)

Ira Morris
227 Sassafras Circle, Thornhill, Ontario L4ZJ 8M6
Telephone: 905-709-3410
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ira Morris

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
IN

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Canada

| 7 | Sole Voting Power
1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total voting shares (equal to 1,255,628,771 voting shares as of the date of this filing)
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total voting shares (equal to 1,255,628,771 voting shares as of the date of this filing)

10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total voting shares (equal to 1,255,628,771 voting shares as of the date of this filing)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
100% of the Series A Preferred Stock of the Company and 51% of the Company’s total voting shares

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Sandalwood Ventures, Inc. (the “Company”).  The principal executive offices of the Company are located at Riverside House, Riverside Drive, Aberdeen, United Kingdom AB11 7LH.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Ira Morris an individual. Mr. Morris is a consultant and shareholder of the Company and has a business address of 227 Sassafras Circle, Thornhill, Ontario L4J 8M6.

(d)-(e)  During the last five years, Mr. Morris: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Morris is a citizen of Canada.

Item 3. Source of Amount of Funds or Other Compensation

On May 3, 2012, the Company agreed to issue Mr. Morris 1,000 shares of the Company’s newly designated Series A Preferred Stock in consideration for services rendered.  Upon such issuance Mr. Morris became the majority shareholder of the Company and a change in control of the Company was deemed to have occurred as a result of the Super Majority Voting Rights (as defined below).

On or around April 9, 2012, and effective with the Secretary of State of Nevada on April 13, 2012, the Company designated 1,000 shares of Series A Preferred Stock (the “Series A Preferred Stock”).  The holders of the Series A Preferred Stock, voting separately as a class are entitled to vote in aggregate, on all shareholders matters, 51% of the total vote on such shareholder matters, no matter how many shares of common stock or other voting stock of the Company are issued or outstanding in the future (the “Super Majority Voting Rights”).  Additionally, the Company is prohibited from adopting any amendments to the Company’s Bylaws, Articles of Incorporation, as amended, making any changes to the Certificate of Designation establishing the Series A Preferred Stock, or effecting any reclassification of the Series A Preferred Stock, without the affirmative vote of at least 66-2/3% of the outstanding shares of Series A Preferred Stock. However, the Company may, by any means authorized by law and without any vote of the holders of shares of Series A Preferred Stock, make technical, corrective, administrative or similar changes to such Certificate of Designation that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Series A Preferred Stock.

Item 4. Purpose of Transaction

Mr. Morris acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Morris may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Morris also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Morris does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Morris beneficially owns 1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total voting shares (equal to 1,255,628,771 voting shares as of the date of this filing).

(b)	Mr. Morris holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all 1,000 Series A Preferred Stock shares.

(c)	None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 1,000 shares of Series A Preferred Stock held by Mr. Morris.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2012

By:	/s/ Ira Morris
Ira Morris